UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

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(Amendment No. 3)

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CytRx Corporation
(Name of Registrant as Specified in Its Charter)

JERALD A. HAMMANN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY
DATED July 27, 2020

JERALD A. HAMMANN

___________________, 2020

Dear Fellow CytRx Shareholder:

My name is Jerry Hammann. I beneficially own a total of 43,703 shares of CytRx Corporation, a Delaware corporation ('CytRx' or the 'Company'), representing less than 1% of the outstanding common shares, par value $0.01 per share (the 'Common Stock').

I write you regarding the upcoming 2020 Annual Meeting of Stockholders of CytRx Corporation. The meeting is currently scheduled to be held at [____________] at 10:00 A.M., local time, on [____________], 2020. I have properly and timely nominated myself for the position of Director in accordance with the Bylaws of our Company. At the Shareholder Meeting, I intend to nominate myself for the Class II Director position, which is currently held by Mr. Steven Kriegsman, the Company's Chief Executive Officer and current Chairman of the Board, and for which he has been re-nominated by the Company's Board. I ask for your support. I also ask you to vote on other matters as disclosed later in this Proxy Statement.

While many of you are highly familiar with the Company and Mr. Kriegsman, I will share with you information you might find helpful in your decision-making. The last time Mr. Kriegsman stood for election on July 12, 2017 (the '2017 Shareholder Meeting'), he received a plurality of the votes with 31,094,549 'FOR' votes and 40,333,756 'WITHHELD' votes. At that same meeting, the shareholders rejected, on a non-binding advisory basis, the compensation paid to Mr. Kriegsman and the other executive officers disclosed in the proxy statement. The vote was 44,993,007 'AGAINST', 20,466,315 'FOR', and 5,968,983 'ABSTAIN'. Nonetheless, Mr. Kriegsman's compensation was not modified by the Board.

Also at the 2017 Shareholder Meeting, a reverse stock split was proposed and rejected, with 54,209,769 'AGAINST' votes, 52,402,503 'FOR' votes and 10,063,123 'ABSTAIN' votes. Three months later, the Company held a Special Meeting of Shareholders, which approved the reverse stock split (the '2017 Special Meeting'). Also at the 2017 Shareholder Meeting, an amendment to the existing Stock Incentive Plan to reflect the reverse stock split was proposed and rejected, with 54,332,233 'AGAINST' votes, 12,721,312 'FOR' votes and 4,374,760 'ABSTAIN' votes. Without additional shareholder voting, the Company thereafter allowed that Stock Incentive Plan to expire and, without shareholder approval, created a new Stock Incentive Plan in 2019 (the '2019 Incentive Plan') which effectively reflects the reverse stock split.

Also at the 2017 Shareholder Meeting, an amendment to the existing Stock Incentive Plan to modify the limitation on awards of stock options during any twelve-month period to any one participant to 1,500,000 shares was proposed and rejected, with 52,941,116 'AGAINST' votes, 14,345,643 'FOR' votes and 4,141,546 'ABSTAIN' votes. The new 2019 Incentive Plan contains no twelve-month options award limitation to any one participant.

On March 26, 2019, the Board entered into an Amended and Restated Employment Agreement with Mr. Kriegsman (the 'Employment Agreement'). It is in many respects similar to the compensation which the Shareholders voted against in 2017, providing for a base salary of $850,000 and a minimum bonus of $150,000. Just nine months later, this Agreement was further amended, (a) extending the Employment Agreement three additional years to December 31, 2024, (b) awarding Mr. Kriegsman a grant of fully-vested stock options to purchase 3,000,000 shares of Common Stock with an exercise price equal to the stock price on the date of grant; and (c) awarding Mr. Kriegsman in perpetuity payments equal to ten percent (10%) of the gross milestone and royalty payments received from Orphazyme A/S with respect to arimoclomol. Given that there were 33,637,501 shares outstanding as of December 31, 2019, Mr. Kriegsman's options award represents approximately 9% of the total shares outstanding in the Company. Relating to arimoclomol, the Company has disclosed the potential for $120M in milestone payments, plus royalty payments. If arimoclomol is successful, an outcome which Mr. Kriegsman has no control over, this portion of the Employment Agreement amendment alone could benefit him and his heirs in the amount of tens of millions of dollars. According to the Compensation Committee meeting minutes wherein this amendment was approved, the telephonic meeting included several other significant topics and lasted approximately 15 minutes.

These enormous compensation amounts might benefit shareholders if the Company had a long history of successful operations and was attempting to retain executive talent critical to continuing that success. However to date, generally-speaking, the longer a person has been a shareholder of the Company, the greater have been their losses. By way of example, $10,000 invested in the Company on June 21, 2010, was worth $204.95 on June 18, 2020, reflecting a 97.95% negative return.

Upon reading about and digesting the contents of the December 2019 amendment to the Employment Agreement, I exercised my right as a shareholder to request corporate documents from the Company. Exercising my shareholder right has not been a pleasant experience. Even though I have been a beneficial shareholder for several years, the Company repeatedly rejected my proffered evidence of stock ownership. It repeatedly sought to force me to enter into a confidentiality agreement as a condition of receiving corporate documents. It provided some documents, but not other requested information. Finally, the Company indicated that the corporate offices would be closed until at least December 31, 2020, and that the full exercise of my rights as a shareholder would have to await its reopening. However, many of you may have noticed that the Company's upcoming Annual Meeting is scheduled to take place at the corporate offices. I therefore consider the Company's statement to one of its Shareholders in this regard to be materially false.

I also exercised my right as a shareholder to nominate myself as a candidate for the Board of Directors. The Company declined to acknowledge my nomination to the Board of Directors. Despite clear procedures in the Company Bylaws, I had to prompt it to even acknowledge receiving my nomination and to further prompt it to acknowledge that my nomination was timely and met the requirements of the Bylaws.

I feel that a company that makes it this hard for shareholders to exercise their right to review corporate information and to exercise their right to nominate candidates to the Board of Directors lacks proper care for its shareholders and for shareholder rights. Unfortunately, as demonstrated above, this conduct is part of a much larger pattern by the Company of disregard for the expressed interests of the Shareholders.

Let me move now to my qualifications as a prospective Board Member. I attended the University of Houston on a full academic scholarship, graduating summa cum laude in 1992 with a business degree with concentrations in accounting and finance. I began my professional career with the Minneapolis offices of Arthur Andersen, at the time the world's largest professional services firm. The majority of my clients were in the medical, healthcare, and health insurance industries, where I provided services most frequently as an auditor, corporate financial consultant, or mergers and acquisitions consultant. I retain an inactive license as a Certified Public Accountant. Subsequent to my employment with Arthur Andersen, I consulted with many of our nation's largest healthcare providers, helping them grow and/or improve their graduate medical education and healthcare research operations. My most recent clients from the last five years have included: Lee Health (Ft. Myers, FL), Mercy Health (Cincinnati, OH), University of the Incarnate Word (San Antonio, TX), Multicare Health System (Tacoma, WA), and Honor Health (Scottsdale, AZ). Natives of Los Angeles will also recognize Cedars-Sinai Medical Center among my past clients. I carried out these engagements as a sub-contractor to Diversified Consulting Associates, LLC ('DCA'). DCA's principal business is providing business consulting services to large healthcare organizations. My title with DCA was 'Senior Associate, Healthcare Strategy and Operations.' I also served on the Board of Directors for a non-profit organization, Gilda's Club Twin Cities, for approximately 10 years from 2009 to 2018. Gilda's Club Twin Cities is a cancer support community.

While all of the above-described education and work experience is directly-relevant to my qualifications to serve on the Company's Board, I will highlight two aspects described above. Centurion BioPharma is one of the few remaining assets which the Company itself actually controls. First, my work in healthcare research operations has provided me with great insight into the behind-the-scenes operational activities that lead to successful clinical trial activity in a hospital or clinic environment. If Centurion BioPharma is to be a successful Company-led enterprise, this experience will be incredibly valuable. Second, my work in the area of healthcare strategy may provide the intellectual framework for assisting the Company in determining whether Centurion BioPharma should be a Company-led enterprise or whether its chances of success may be improved through alignment with another organization.

I nominated myself to serve on the Company's Board for the purpose of offering Shareholders an alternative choice to the incumbent candidate. Many shareholders may choose to vote for me on this basis alone. However, I hope that other Shareholders will recognize that being an alternative choice is not the limit of my appeal. I am highly qualified to serve on the Company's Board.

The Board is currently composed of four (4) directors, two of whom are up for election at the upcoming 2020 annual meeting of shareholders of CytRx (the 'Annual Meeting'). Through the attached Proxy Statement, I am soliciting proxies to elect myself for the Class II Director Position. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. Your vote to elect me will have the legal effect of replacing the Class II incumbent director with me. If elected, I will constitute a minority on the Board and there can be no guarantee that I will be able to implement the actions that I believe are necessary to unlock shareholder value. However, I believe my election is an important step in the right direction for enhancing long-term value at the Company.

I also ask you to strongly consider my recommendations relating to the other matter proposed by the Company to be voted on at the Annual Meeting. I recommend that you vote AGAINST this proposal as discussed in more detail below. I hope you will join me in working to effect positive change within our Company. I ask for your vote at the upcoming Shareholder Meeting as a first step in this process.

I urge you to carefully consider the information contained in the attached Proxy Statement and then support my efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about ____________, 2020.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the Annual Meeting. If you have any questions or require any assistance with your vote, please contact me at the address and toll-free number listed below.

Thank you for your support,

/s/ Jerald Hammann
Jerald Hammann

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the proxy materials,

please contact:

NoticePapers

www.noticepapers.com

1566 Sumter Ave. N.

Minneapolis, MN 55427

Shareholders call toll-free at (800) 246-4238 or (612) 290-7282

Email: mail@noticepapers.com

PRELIMINARY COPY

DATED July 27, 2020

2020 ANNUAL MEETING OF SHAREHOLDERS

OF

CytRx Corporation

_________________________

PROXY STATEMENT
OF
JERALD HAMMANN
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

I am a shareholder of CytRx Corporation, a Delaware corporation ('CytRx' or the 'Company'), who beneficially owns a total of 43,703 shares of common shares, $0.01 par value per share (the 'Common Stock'), of the Company, representing less than 1% of the outstanding common shares. I am furnishing this proxy statement and accompanying WHITE proxy card to holders of Common Stock in connection with the solicitation of proxies in connection with the Company's 2020 annual meeting of shareholders scheduled to be held at [____________], on [____________], 2020 at 10:00 a.m., PDT (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof, the 'Annual Meeting').

I am seeking your support at the Annual Meeting for the following:

1.	To elect me as a Class II director nominee, ('Nominee') to hold office until the 2023 Annual Meeting of Shareholders (the '2023 Annual Meeting') and until my respective successor has been duly elected and qualified;
2.	To vote AGAINST ratification of the appointment of Weinberg & Company as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020 ('fiscal 2020'); and
3.	To transact such other business, if any, as may properly come before the Annual Meeting and any adjournment thereof.

The Board of Directors (the 'Board') is currently composed of four (4) directors, two of whom are up for election at the Annual Meeting. Through this Proxy Statement, I am soliciting proxies for my election to the Class II Director Position. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. Your vote to elect me will have the legal effect of replacing the incumbent Class II director with me. If elected, I will constitute a minority on the Board and there can be no guarantee that I will be able to implement the actions that I believe are necessary to unlock shareholder value. However, I believe my election is an important step in the right direction for enhancing long-term value at the Company and that, if elected, I will bring fresh perspectives, talented leadership, and responsible oversight to the Company.

As of the date hereof, I beneficially own 43,703 shares of Common Stock. I presently intend to vote these shares FOR the election of the Nominee and AGAINST the ratification of the selection of Weinberg & Company as the independent registered public accounting firm of the Company for fiscal 2020, as described herein.

The Company has set the close of business on [__________], 2020, as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the 'Record Date'). The mailing address of the principal executive offices of the Company is 11726 San Vicente Boulevard, Suite 650 Los Angeles, California 90049. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 33,637,501 shares of Common Stock outstanding who are entitled to one vote on each matter for each share of Common Stock held on the Record Date.

THIS SOLICITATION IS BEING MADE BY JERALD HAMMANN AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. I AM NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH I AM NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSON(S) NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

I URGE YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting ─ This Proxy Statement and the WHITE proxy card are available at

www.noticepapers.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. I urge you to sign, date, and return the enclosed WHITE proxy card today to vote FOR my election and in accordance with my recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to me at 1566 Sumter Ave. N. Minneapolis, MN 55427 today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, I urge you not to return any proxy card you receive from the Company. Even if you return the Company's proxy card marked 'withhold' as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to me. Remember, you can vote for me only on the WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the proxy materials,

please contact me at:

NoticePapers

www.noticepapers.com

1566 Sumter Ave. N.

Minneapolis, MN 55427

Shareholders call toll-free at (800) 246-4238 or (612) 290-7282

Email: mail@noticepapers.com

2

BACKGROUND OF THE SOLICITATION

Below is a summary of the material events leading up to the Solicitation:

•	As a shareholder, I believe the Company's Board routinely disregards both the actual and expressed interests of the Shareholders.
•	The last time Mr. Kriegsman stood for election on July 12, 2017 (the "2017 Shareholder Meeting"), he received a plurality of the votes with 31,094,549 'FOR' votes and 40,333,756 'WITHHELD' votes. At that same meeting, the shareholders rejected, on a non-binding advisory basis, the compensation paid to Mr. Kriegsman and the other executive officers disclosed in the proxy statement. The vote was 44,993,007 'AGAINST', 20,466,315 'FOR', and 5,968,983 'ABSTAIN'. Nonetheless, Mr. Kriegsman's compensation was not modified by the Board.
•	Also at the 2017 Shareholder Meeting, a reverse stock split was proposed and rejected. This proposal was not approved by the stockholders, with 54,209,769 'AGAINST' votes, 52,402,503 'FOR' votes and 10,063,123 'ABSTAIN' votes. Three months later, the Company held a Special Meeting of Shareholders, which approved the reverse stock split (the '2017 Special Meeting'). Also at the 2017 Shareholder Meeting, an amendment to the existing Stock Incentive Plan to reflect the reverse stock split was proposed and rejected, with 54,332,233 'AGAINST' votes, 12,721,312 'FOR' votes and 4,374,760 'ABSTAIN' votes. Without additional shareholder voting, the Company thereafter allowed that Stock Incentive Plan to expire and created a new Stock Incentive Plan in 2019 (the '2019 Stock Incentive Plan') which effectively reflects the reverse stock split.
•	Also at the 2017 Shareholder Meeting, an amendment to the existing Stock Incentive Plan to modify the limitation on awards of stock options during any twelve-month period to any one participant to 1,500,000 shares was proposed and rejected, with 52,941,116 'AGAINST' votes, 14,345,643 'FOR' votes and 4,141,546 'ABSTAIN' votes. The new 2019 Stock Incentive Plan contains no twelve-month options award limitation to any one participant.
•	On March 26, 2019, the Board entered into an Amended and Restated Employment Agreement with Mr. Kriegsman ('Employment Agreement'). It is in many respects similar to the compensation which the Shareholders voted against in 2017, providing for a base salary of $850,000 and a minimum bonus of $150,000. Just nine months later, this Agreement was further amended, (a) extending the Employment Agreement to December 31, 2024, (b) awarding Mr. Kriegsman a grant of fully-vested stock options to purchase 3,000,000 shares of Common Stock with an exercise price equal to the stock price on the date of grant; and (c) awarding Mr. Kriegsman in perpetuity payments equal to ten percent (10%) of the gross milestone and royalty payments received from Orphazyme A/S with respect to arimoclomol. Given that there were 33,637,501 shares outstanding as of December 31, 2019, Mr. Kriegsman's options award represents approximately 9% of the total shares outstanding in the Company. Relating to arimoclomol, the Company has disclosed the potential for $120M in milestone payments, plus royalty payments. If arimoclomol is successful, an outcome which Mr. Kriegsman has no control over, this portion of the Employment Agreement amendment alone could benefit him and his heirs in the amount of tens of millions of dollars. According to the Compensation Committee meeting minutes wherein this amendment was approved, the telephonic meeting included several other significant topics and lasted approximately 15 minutes.
•	These enormous compensation amounts might benefit shareholders if the Company had a long history of successful operations and was attempting to retain executive talent critical to continuing that success. However to date, generally-speaking, the longer a person has been a shareholder of the Company, the greater have been their losses. By way of example, $10,000 invested in the Company on June 21, 2010, was worth $204.95 on June 18, 2020, reflecting a 97.95% negative return.
3

•	Upon reading about and digesting the contents of the December 2019 amendment to the Employment Agreement, I exercised my right as a shareholder to request corporate documents from the Company. Exercising my shareholder right has not been a pleasant experience. Even though I have been a beneficial shareholder for several years, the Company repeatedly rejected my proffered evidence of beneficial stock ownership. It repeatedly sought to force me to enter into a confidentiality agreement as a condition of receiving corporate documents. It provided some documents, but not other requested information. Finally, the Company indicated that the corporate offices would be closed until at least December 31, 2020, and that the full exercise of my rights as a shareholder would have to await its reopening. However, many of you may have noticed that the Company's upcoming Annual Meeting is scheduled to take place at the corporate offices. I therefore consider the Company's statement to one of its Shareholders in this regard to be materially false.
•	I also exercised my right as a shareholder to nominate myself as a candidate for the Board of Directors. The Company declined to acknowledge my nomination to the Board of Directors. Despite clear procedures in the Company Bylaws, I had to prompt it to even acknowledge receiving my nomination and to further prompt it to acknowledge that my nomination was timely and met the requirements of the Bylaws.
•	On July 2, 2020, I filed my preliminary proxy statement relating to the Annual Meeting.
•	I requested that the Company voluntarily reschedule the date of the Shareholder Meeting and provide the documents requested in the Records Request. The Company consented to postponing the Shareholder Meeting and has represented that it will produce additional documents responsive to my Records Request by August 14, 2020. The Company also voluntarily withdrew a proposal that I advised Shareholders to vote against. Additional settlement discussions have occurred and may occur again in the future.
4

REASONS FOR THE SOLICITATION

I BELIEVE THE TIME FOR SUBSTANTIAL CHANGE IS NOW

I believe that the Board must undergo a significant refreshment to address the Company's prolonged inattentiveness to its shareholders. However, the problems with the Company and its Board go much deeper than a mere inattentiveness to shareholders. One way to demonstrate these problems is through the Board's assessment of its own candidates. The Company disclosed the following information at page 11 of its July 20, 20202 Preliminary Proxy Statement:

Our Board, including its three independent directors, has evaluated each of the Board's nominees and Mr. Hammann through consideration of each candidate's qualifications and suitability, based on the criteria set forth in the Company's Governance Guidelines. Based on its deliberations, the Board decided to re-nominate Dr. Ignarro for re-election as a Class I director and re-nominate Mr. Kriegsman for re-election as a Class II director. The Board's decision was based on its carefully considered judgment that the experience, record and qualifications of the Board's director nominees make them the best candidates to serve on the Board. We believe that each of the Board's nominees possesses (i) an ability, as demonstrated by recognized success in his own field and prior contributions to the Board, to make meaningful contributions to the Board's oversight of the Company's business and affairs and (ii) an impeccable reputation of integrity and competence in his personal and professional activities.

To me, this paragraph alone demonstrates that the Board and each of its individual members have ceased being disinterested as it relates to these matters. I will begin by focusing on Mr. Kriegsman in relation to the last part of the last sentence of this paragraph, which addresses the alleged 'impeccable reputation of integrity and competence in his personal and professional activities.' I will begin this argument with the presentation of stock price-related data focused on the dates at which the Company issued options to its officers and directors:

	Share Closing Price (Reflecting Reverse Stock Splits) (Note 1)					Percent Change
Option Issue Date	15 Trading Days Prior	10 Trading Days Prior	Issue Date	10 Trading Days Post	15 Trading Days Post	15 Days Prior	15 Days Post	Highest Pre-Day Volume	Highest Volume Price Impact	Note
12/13/19	0.27	0.29	0.26	0.30	0.80	-4%	208%	12/6/19	down	2
12/14/18	0.59	0.59	0.47	0.45	0.57	-20%	21%	12/13/18	down	3
12/15/17	2.29	2.10	1.75	1.75	1.85	-24%	6%	12/14/17	down	4
12/15/16	3.36	2.88	2.58	2.22	2.46	-23%	-5%	12/13/16	down	2
12/15/15	18.00	18.78	14.64	16.14	14.10	-19%	-4%	12/14/15	down	5
12/15/14	15.30	14.28	12.90	16.32	20.34	-16%	58%	12/3/14	down	6
12/10/13	12.60	14.40	14.34	29.04	41.40	14%	189%	12/4/13	down	7
3/8/13	13.02	12.06	14.76	16.86	16.14	13%	9%	3/6/13	up
12/10/12	9.78	11.70	10.98	10.98	11.46	12%	4%	11/26/12	up
12/12/11	15.96	14.70	13.02	12.18	11.76	-18%	-10%	12/12/11	down
12/14/10	43.68	43.68	42.42	42.00	42.42	-3%	0%	12/1/10	up

Note 1: Prices in the table above reflect two reverse stock splits occurring during the period covered by this schedule.

Note 2: Share volume on the indicated day was approximately five times ordinary volume in the 15-day window.

Note 3: No share options were awarded on December 14, 2018. Share volume on the indicated day was nonetheless approximately two times ordinary volume in the 15-day window.

Note 4: Share volume on the indicated day was approximately three times ordinary volume in the 15-day window.

Note 5: Share price behavior begins exhibiting the same behavior as other years, but a substantial and permanent negative price trend develops within the measurement window.

Note 6: While closing share prices were relatively volatile during the 31-day trading period, the options award date closing price was the lowest closing price during the entire period.

Note 7: The original issue date (12/10/13) closing price was $14.34 (split-adjusted). Pursuant to a shareholder-derivative settlement agreement, the option pricing date was moved 10 calendar days later to 12/20/13 when the closing price was $27.96 (split-adjusted).

5

After you have had a chance to review the above chart, I would like to focus your attention on the two columns under the Title, 'Percent Change.' Beginning first with the '15-Day Post' column, it discloses a 189% stock price improvement in the 15 days subsequent to the 12/10/13 option issue date and a 208% increase in the 15 days subsequent to the 12/13/19 option issue date.

In the 2013 instance, the Company did what has come to be known in the corporate governance literature as 'spring-loading' its stock options awards to its officers and board members. Spring-loading occurs when a board issues stock option awards immediately in advance of material public information that will result in significant price increases. In this manner, insiders are able to take advantage of non-public information to the detriment of a Company's Shareholders. The practice triggered numerous lawsuits against its practitioners, including against the Company. The Board issued to itself and the Company's executives 50%-85% larger options awards than the prior year and then announce at the close of market that same day the positive results of the Phase 2b clinical trial for aldoxorubicin. In addition, the Company hired stock promoters to write articles praising the Company without these promoters disclosing the compensation they received from the Company. These two actions resulted in massive gains in the stock price and associated massive unrealized gains for the awarded stock options.

For those desiring to learn more about the details of these events, I would encourage you to review the following articles: (a) Loncar, Brad. (December 17, 2013). For CytRx's Insiders, What a Difference a Day Makes. Xconomy. (available at https://xconomy.com/national/2013/12/17/cytrxs-insiders-difference-day-makes/?single_page=true); and, (b) Pearson, Richard. (March 13, 2014). Behind The Scenes With Dream Team, CytRx And Galena. SeekingAlpha. (available at https://moxreports.com/1722/). A review of the allegations in one of the ensuing lawsuits is also informative. See e.g., http://securities.stanford.edu/filings-documents/1051/CC00_01/2014101_r01c_14CV01956.pdf. If you read the Pearson article completely, Mr. Kriegsman's name shows up as a Board member of Galena Biopharma, where a similar stock promotion scheme was uncovered, but not before Mr. Kriegsman sold shares for nearly $3 million in advance of this uncovering.

Not only were the Company's Shareholders harmed by the breaches of law and fiduciary duty associated with the above-described conduct, but investor trust in the corporation was also impaired. As Mr. Loncar sagely points out in his article, 'Once you have lost [investor trust], it is hard to get [it] back.'

Those among us who are long-term shareholders are keenly aware of how a lack of investor trust in management and the Board is perpetually weighing down the Company's prospects and has increased its costs of capital. Therefore, when the Board assesses and concludes that Mr. Kriegsman possesses 'an impeccable reputation of integrity' when this conclusion is both objectively untrue and generally-known to be untrue, I am able to assess and conclude that each of its individual members has ceased being disinterested as it relates to this assessment.

Bringing your focus back to the '15-Day Post' column of the above table, there was a 208% increase in the 15 days subsequent to the most-recent 12/13/19 option issue date. Here again, the Company engaged in stock option spring-loading. But this time, the Board didn't settle for options awards 50%-85% larger than the prior year. Instead, on a split-adjusted basis, these options awards are at least two times larger than all of the other options previously-awarded combined. The Company's most recently-filed 10-K reveals that there are 2,341,349 outstanding options pursuant to incentive compensation plans approved by shareholders and 5,400,000 outstanding options pursuant to incentive compensation plans not approved by shareholders (i.e., the 2019 Stock Incentive Plan).

While shareholders approved all of the Company's previous stock incentive plans, the Board did not seek approval for the 2019 Stock Incentive Plan. When the Company sought approval in 2017 to amend the then-existing 2008 Stock Incentive Plan, however, the Stockholders rejected this amendment by a more than four-to-one margin.

Nor did the Company seek approval for the enormous stock option amounts it issued pursuant to the unapproved new plan. You might ask how the Board and management arrived at these enormous amounts. The answer is that it was the maximum number of shares they could issue to themselves without obtaining shareholder approval to raise the share count limit. According to its 2018 10-K filed with the SEC, 'as of March 29, 2019, we only have approximately 5.3 million shares of common stock that are authorized and unissued or unreserved.' According to its 2019 10-K filed with the SEC, 'as of March 26, 2020, we have no available shares of common stock that are authorized and unissued or unreserved.' As can be observed from these filings, the Board's 2019 award of 5,400,000 options was not the result of thoughtful consideration of the balancing of interests between inside and outside shareholders nor of the award size necessary to incentivize performance, but was instead simply every option that was available be awarded.

Based on these facts, it is my opinion that even were the decisions of the Board not clouded by their personal interest in these matters, these decisions do not represent a valid exercise of business judgment.

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Moving now to the 208% increase in the 15 days subsequent to the most-recent 12/13/19 option issue date, there is evidence suggesting that the spring-loading of these options was intentionally choreographed by the Company's management. These gains are driven at least in part by the Company's dissemination of news to the public. In reviewing the News Releases disclosed on the Company's website, focusing on the 'CytRx Corporation Highlights . . . ' news releases, there are a substantial number of these articles through July 30, 2019, none between July 30, 2019, and the date of the 2019 Stock Options grant, and the stream of such releases picks up strong again starting on December 19, 2019, four days after the options grant date. Two items were disclosed in the December 19, 2019, 'Highlights' press release. The first event highlighted, relating to Orphazyme A/S, a non-U.S. company, was disclosed on that Company's website on November 19, 2019. The second event highlighted, relating to ImmunityBio, Inc., a private company, occurred on December 13, 2019, as disclosed on that Company's website. ImmunityBio, Inc.'s website also discloses at least one other material event occurring between July 30, 2019, and the date of the stock options grants that was not disclosed by the Company. December 15 represents a fixed date for any award of stock options pursuant to a 2015 settlement agreement entered into by the Company relating in part to the alleged fraudulent stock promotion activities described above surrounding the 2013 spring-loaded options. The settlement agreement provides for one or more pre-set dates established by the Compensation Committee prior to the fiscal year in which the options are to be granted. Therefore, the Company could not simply change the grant date it awarded stock options. Moreover, had the Company disclosed these events when they occurred rather than after the issuance of the 5,400,000 stock options representing approximately 16% of the total shares outstanding in the Company, there is a significant possibility that the exercise price of these options would be considerably higher. One may infer that the 208% 15-day increase was in large part the market catching up with all of the positive developments the Company did not report during the prior five months until after the grant of the stock options. In this aspect, the 2020 spring-loading of stock options bears similarities to the 2013 spring-loading.

While failing to timely disclose material information to the public and fraudulently promoting this information subsequent to its disclosure are two means to spring-load stock options, they are not the only means. Another means is to depress share prices in advance of a option issue date, resulting in a lower assigned option exercise price. The CytRx stock options have a 10 year exercise window from their date of grant. For the recipient of long-period stock options in a thinly-traded stock, exerting means to depress the share price in advance of their issue date, if such conduct were legal and ethical, is advantageous because it increases the value of their options and provides the flexibility to exercise these options at any time, including potentially right after their issuance, because the recipient can often spring-load their own options by reversing the means of depression to increase the share price or can simply wait and hope that the market re-corrects for the temporary depression. In a thinly-trade stock like the Company's, the means of depression can be large stock sale orders in advance of the anticipated option issue date.

Bringing your focus now to the '15-Day Pre' column of the above table, there is revealed a pattern spanning the most recent six years where the closing stock price declined from the closing price 15 trading days in advance of the potential option awards date to the date of the potential option awards date. These share price losses for each year spanned a range of 16%-24%. While the number in the column relating to the most-recent stock options award is -4%, there was a precipitous decline from a closing price of $0.30 on December 5, 2019 to $0.25 on December 6, 2019. The drop from $0.30 to $0.25 represents a 16.7% decline. Share sales volume on the date of the swift decline was approximately five (5) times normal volume. Moreover, in light of the high trading volume, it is possible that a person or persons attempted on one or more subsequent days to drive the share price below $0.25, but based on at-Close share price data, the price support at $0.25 may simply have been too resistant to break through given the share volumes attempted.

To summarize the two 'Percent Change' columns of the above table, in the last seven years, there are two instances where the Company delayed providing material information to shareholders in advance of the prospective option issue date and six consecutive instances where a person or persons appears to have sold relatively large numbers of shares in the Company's thinly-traded stock in advance of prospective option issue dates, and that the result of these large share sales was to depress the Company's stock price as of the potential date of option grant.

One additional thing I would like to point out about these six consecutive instances where a person or persons appears to have sold relatively large numbers of shares in the Company's thinly-traded stock in advance of prospective option issue dates is reflected in the column labeled 'Highest Volume Day (Up to 15 Days Prior)'. This column reveals the specific date among the fifteen days prior to the prospective option issue date (including the issue date itself) when the share transaction volume was highest. In four of the six instances, spanning four consecutive years, the highest volume day was the day immediately before the stock option issue date. This pattern suggests an express objective to depress the Company's stock price in advance of these potential dates of option grant. In fact, when I go back to look at the data surrounding each of the ten year-end stock option awards, the share price was always higher one or two days prior to the option award date with the exception of 2019, where a resistant share price support at $0.25 held for five consecutive days at the Close. Therefore, this suggestive pattern appears to span the entire described history of the year-end stock option award dates. The mid-year stock options awards of March 2013 do not reflect this pattern. Only three people received Company stock option awards in both of 2010 and 2019 (and therefore presumably, in each of the listed years): Mr. Kriegsman, Dr. Ignarro, and Mr. Caloz. Of these three, Mr. Kriegsman would stand to benefit the most financially from the possible stock price suppression scheme described above.

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In addressing the 'impeccable reputation for integrity' claim, I would also like to draw your attention to the ongoing corporate records dispute I am having with the Company. Most, if not all, of the documents the Company has not provided are in electronic form and readily accessible. By way of example, the stock holdings of all of the brokers having beneficial shareholders of the Company's stock is listed on a document called the Omnibus Report which is provided by a third party (DTCC), and is freely accessible to the Company in an Excel or PDF format. If the Company has not already accessed the Omnibus Report (which is unlikely), it would take it less than 30 minutes to download the Excel version of the report and send it to me. By way of further example, the December 2019 compensation committee meeting, which is the subject of two of my records demands, was held telephonically. This means that most if not all documents relating to the meeting were transmitted electronically to its participants and could easily be re-transmitted to me. Therefore, the Company's claim that COVID-19 and the selective office closure have prevented it from providing more complete responses to my corporate records demand is simply not true. As the CEO of the Company, Mr. Kriegsman bears the responsibility for these false and misleading statements to one the Company's Shareholders. I believe that a disinterested board would investigate this conduct and take appropriate action, which could include terminating Mr. Kriegsman's employment for cause.

To close out the 'impeccable reputation for integrity' discussion, I will submit to you that the Company's Board was provided with all of the information disclosed in the stock options analysis schedule above in advance of this determination disclosed in the Company's July 21, 2020, Preliminary Proxy Statement. Therefore, this Board assessment cannot be attributed to a lack of knowledge regarding the facts.

To touch, however briefly, on the Board's 'impeccable reputation for competence' assessment in relation to Mr. Kriegsman, I submit the closing share price of the Company's stock on the prospective issue date of stock options since December 14, 2010, disclosed in the stock options analysis schedule above, which reflects a decline from a split-adjusted price of $42.42 as of that date to a split-adjusted price of $0.26 as of the most recent issue date, representing a 99.4% decline. Given these facts, even were Mr. Kriegsman actually competent, it is my belief that no disinterested person could claim that his 'reputation' for competence was impeccable. I would certainly desire the Board to clarify what it believes are the personal and professional activities which have garnered this assessed 'impeccable reputation', because I am wholly unaware of any which have been beneficial to the Company's Shareholders. This only further supports my conclusion that the Board and each of its individual members have ceased being disinterested as it relates to all matters involving Mr. Kriegsman and his employment by the Company.

From my vantage point as a shareholder, it is my belief that Mr. Kriegsman has grown to view the Shareholders of the Company as simply a necessary obstacle to be overcome in achieving his personal wealth goals. Because he has to date proven unable to improve the Company's prospects such that both he and the Shareholders may prosper, he has instead chosen to prosper at the direct expense of the Shareholders. As a shareholder, I believe that Mr. Kriegsman routinely disregards both the actual and expressed interests of the Shareholders. Therefore, I have nominated myself to contest his Class II reelection and I presently intend to both nominate and vote for myself in the Class II election.

I also feel that a company that makes it this hard for shareholders to exercise their right to review corporate information and to exercise their right to nominate candidates to the Board of Directors lacks proper care for its shareholders and for shareholder rights. Unfortunately, as demonstrated above, this conduct is part of a much larger pattern by the Company of disregard for the expressed interests of the Shareholders.

As disclosed in the Company's Proxy Statement, Dr. Ignarro is the Lead Director, and is Chairman of the Company's Compensation Committee. Mr. Kriegsman doesn't actually vote on his own compensation. Dr. Ignarro and his other fellow board members do. Therefore, while Mr. Kriegsman may be the source of the motivation for personal enrichment at the direct expense of the Shareholders, Dr. Ignarro and his fellow board members are the necessary enablers. Without their complicity, Mr. Kriegsman's desires would go unrealized.

This corporate governance check-and-balance of Compensation Committee approval of officer compensation is important because it counters the natural inclination of corporate officers for higher and higher compensation levels. However, one way in which this check-and-balance can be circumvented is by promoting self-dealing on the part of the Compensation Committee and the Board. It appears that this may be the environment in which Mr. Kriegsman's Employment Agreement and Employment Agreement Amendment were consummated.

As discussed earlier, all 5,400,000 shares reserved relating to the new 2019 Stock Incentive Plan have already been awarded. Given that there were 33,637,501 shares outstanding as of December 31, 2019, these options awards represent approximately 16% of the total shares outstanding in the Company and, on a split-adjusted basis, are at least two times larger than all of the other options previously-awarded by the Company combined. To date, the Company has refused to provide me with the stock options grant schedule approved at the December 13, 2019, Compensation Committee meeting. However, I can approximately account for 5,065,741 of these options among just the members of the Board of Directors and the one other remaining named officer.

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	Beneficially-Owned Shares of Common Stock
Name of Beneficial Owner	Reflected in 2019 Proxy Statement	Reflected in 2020 Proxy Statement	One-Year Increase	Percent Increase
Named Executive Officers and Directors
Louis Ignarro, Ph.D.	174,212	872,427	698,215	401%
Steven A. Kriegsman	1,728,547	4,820,643	3,092,096	179%
Earl W. Brien, M.D.	140,247	590,247	450,000	321%
Joel Caldwell	60,000	510,000	450,000	750%
John Y. Caloz	214,845	590,275	375,430	175%
All executive officers and directors as a group (five persons)	2,317,851	7,383,592	5,065,741

As is evident, the four largest recipients of the 2019 stock options awards were the board members themselves. Given that these awards, which were in total at least two times larger than all of the other options previously-awarded by the Company combined on a split-adjusted basis, were given to a relatively smaller number of people, the percentage by which these awards dwarf prior awards is even greater in this context. Indeed, the two members of the Compensation Committee on the date of the December 2019 option grants received the highest percentage increase in beneficially-owned shares.

I would like to point out two additional factors that merit consideration. First, there is something going on with Mr. Kriegsman's and Mr. Caloz's option award amounts. The Company's initial Definitive Proxy Statement discloses that Mr. Kriegsman was awarded 3,000,000 options and Mr. Caloz 350,000 options. Yet between them, the schedule above shows an increase approximately 117,000 shares larger than reported. I suspect that expiring options from the 2000 and 2008 Stock Incentive Plans may be being re-awarded to them. I can find no alternative reason to account for these two discrepancies.

Second, I previously showed that the stock option awards represented the maximum number of shares they could issue to themselves without obtaining shareholder approval to raise the share count limit. In their first Definitive Proxy Statement, the Company pre-approved an amendment to the Restated Certificate of Incorporation to increase the shares of common stock authorized for issuance by 10,000,000 shares and asked the Shareholders to ratify this amendment. A substantial number of the potential uses identified by the Company for these 10,000,000 shares were things that may have been beneficial to the Company's future prospects. The Board's conduct in taking all of the existing shares for what is mostly their own financial benefit suggests their willingness to sacrifice these future prospects for their own personal gain.

Taken together, these facts highly suggest that self-dealing may have occurred among members of the Compensation Committee that encouraged the Committee to enter into the Employment Agreement and the Employment Agreement Amendment with Mr. Kriegsman. These facts suggest that the interests of Mr. Kriegsman and the board members for large stock options awards were more important to them than managing the Company's future prospects. At a minimum, it appears clear that the members of this Committee have ceased being disinterested as it relates to all matters involving Mr. Kriegsman's compensation arrangements with the Company.

Taken together, these facts also lead a fair mind to wonder whether Dr. Ignarro's continued service on our Company's Board is in the best interest of all of the Company's Shareholders. It is my belief that retaining Dr. Ignarro's services as a Board member entails too high a level of risk for the Company's outside shareholders. However, since I intend to use my own proxy card to vote at the Shareholder Meeting, I cannot vote in the Class I election wherein Dr. Ignarro is running as a candidate. Moreover, if you use my proxy card, you also cannot vote in the Class I election and you will be DISENFRANCHISED from voting in the Class I election. You can only vote using one of the two proxy cards, either the Blue proxy card provided by the Company or the White proxy card provided by me. You cannot use both as a later-dated proxy card will void a prior-dated proxy card.

With a refreshed Board focused on improved governance, I believe that the Board can oversee a renewed strategy that can improve the Company's valuation.

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Thoughts on How to Improve
the Company's Valuation

In sharing my current thoughts regarding how to improve the Company's valuation, I wish to remind Shareholders that if elected, I will constitute a minority of the Board and there can be no guarantee that I will be able to implement the actions that I believe are necessary to unlock shareholder value.

My present thoughts are to focus on improving the Company's prospects in three areas.

  Management Change
  Centurion Biopharma
  Net Operating Losses

Management Change

I believe that the Company needs to replace its Chief Executive Officer.

At least as early as the 2013 stock promotion scandal, the Company has labored under a cloud of mistrust by the investment community. According to contemporaneous investor commentary from that time:

"What does all this mean for investors? Well for me at least, it makes CytRx untouchable. It is just too big of a red flag. The problem is that in drug development the amount of information available inside and outside of the company is more asymmetrical than in any other industry, so you have to be careful when you are the person on the outside. If a company takes advantage of its informational edge once, investors cannot risk letting it happen again. Especially for a small company trying to break into the next level, it would have been best to proceeded with caution in order to gain long-term investor trust. Once you have lost that, it is hard to get back."

Loncar, Brad. (December 17, 2013). For CytRx's Insiders, What a Difference a Day Makes. Xconomy.

If CytRx has aspirations for long-term success, it must first regain investor trust. The litany of management misdeeds disclosed in this Proxy Statement do not reflect all of the instances of misconduct that have been alleged to me by other investors. And these allegations have come from multiple sources who have never met or talked to each other.

In order to regain investor trust, the Company must remove the source of distrust. For CytRx, the primary source of investor distrust is embodied in a single person, Mr. Kriegsman. Based on the information disclosed in this Proxy Statement, I believe that Mr. Kriegsman's past conduct has earned and merits this distrust. However, even were this belief not true, I also believe that Mr. Kriegsman's reputation has been impaired beyond the point of timely rehabilitation. He is not a viable candidate for the position of the Company's Chief Executive Officer and has not been so for some time.

Therefore, if elected to the Board, I will propose that Mr. Kriegsman's employment be terminated for cause. In conjunction with this termination, I will solicit the Board's input on the best plan for interim management of the Company, which could include any one or more of the following: (a) assignment to Mr. Caloz the title of Interim CEO; (b) assignment to me the same title; (c) retention of Mr. Kriegsman in a management advisory role; or, (d) other options as identified by the Board. It is my current belief that the interim tag should remain assigned to the role until an assessment and plan of action relating to the Company's assets within its span of control is determined and the appropriate management structure matching the new plan is created.

If elected to the Board, I will also propose that the Company pursue means to have each of the 2019 Stock Incentive Plan and the December 2019 Employment Agreement Amendment with Mr. Kriegsman voided. These actions do not serve the interests of the Company's shareholders and did not serve those interests at the time they were entered into.

Centurion Biopharma

I believe that the Company needs to take a fresh look at the potential value of Centurion Biopharma. I am aware that the Company has spent nearly three years with no success searching for a development partner for these assets. As a Board, we would need to reach some conclusions as to why success has been elusive and determine whether to continue efforts to find a development partner and what efforts short of finding a development partner are prudent.

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Net Operating Losses

According to the Company's most recently-filed 10-K, at December 31, 2019, the Company had federal and state net operating loss carryforwards of $321.8 million and $246.7 million, respectively, available to offset against future taxable income, which expire in 2024 through 2037. The federal operating losses from 2018 and 2019 of $5.7 million and $5.5 million, respectively, carry forward indefinitely. As a result of a change in-control that occurred in the CytRx shareholder base, approximately $72.7 million in federal net operating loss carryforwards became substantially limited in their annual availability. Management currently believes that the remaining $249.1 million in federal net operating loss carryforwards, and the $235.6 million in state net operating loss carryforwards, are unrestricted. As of December 31, 2019, CytRx also had research and development tax credits for federal and state purposes of approximately $16.0 million and $22.0 million, respectively, available for offset against future income taxes, which expire in 2022 through 2036. Based on an assessment of all available evidence including, but not limited to, the Company's limited operating history in its core business and lack of profitability, uncertainties of the commercial viability of its technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, the Company has concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.

I believe that the Company needs to take a fresh look at one of the last assets within its span of control. It may well be that the Company's past assessment in regard to these assets remains true. However, I would like to revisit all of the assumptions that caused the Company to reach its past conclusion and evaluate their relevance to potential new directions for the future operations of the Company to determine whether there are scenarios which offer greater potential to obtain value from these Net Operating Losses.

Increasing the Authorized Shares of Common Stock
is Not Currently in the Shareholders' Best Interests

I believe it is in the best interest of the Shareholders to vote AGAINST the Board of Directors' prior approval of an amendment to the Restated Certificate of Incorporation to increase the shares of common stock authorized for issuance by 10,000,000 shares.

In response to my initial preliminary proxy statement which recommended a vote AGAINST this proposal, the Company has withdrawn this proposal.

Ratifying Approval of Weinberg & Company as the Independent Registered Public Accounting Firm of the Company
for the Fiscal Year Ending December 31, 2020, is Not Currently in the Shareholders' Best Interests

I believe it is in the best interest of the Shareholders to vote AGAINST ratification of Weinberg & Company as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020.

The Board is asking shareholders to ratify an appointment it has already made. If the Shareholders ratify this appointment, the Board is not committed to retaining this appointment. Similarly, if the Shareholders vote against this appointment, the Board is not committed to rescinding this appointment. Therefore, this vote represents an advisory vote only.

Based on the information provided earlier in this Proxy Statement, fair minds would question whether the motivations of our Company's Board members are aligned with the best interests of all of our Company's shareholders. The profession of public accounting is a self-regulated industry. Part of its practice of self-regulation involves the establishment of a governing body and the establishment and enforcement of a code of conduct. The governing body is the American Institute of Certified Public Accountants ('AICPA') and the code of conduct is the known as the AICPA Code of Professional Conduct. The AICPA Code of Professional Conduct requires that its members 'accept the obligation to act in a way that will serve the public interest, honor the public trust, and demonstrate a commitment to professionalism.' Code. 0.300.030.01 (The Public Interest Principle). In the performance of attest services (i.e., an audit), the Certified Public Accountant's client is the public, not a company's management. Therefore, the choice and appointment of a an independent registered public accounting firm can be a highly consequential decision to shareholders, who are one part of the 'public' the firm is serving. While I have no familiarity with the appointed firm, and no particularized reason to believe that the appointed firm will not serve the public interest and honor the public trust, I have a general unease about all of the decisions currently being made by the Company's Board. Therefore, I recommend voting AGAINST ratification of the appointment of Weinberg & Company as the Company's independent registered public accounting firm.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of four (4) directors, two of whom are up for election at the Annual Meeting. Please see the Company's Proxy Statement for more information. I have nominated myself for election to the Board as a Class II director to serve until the 2023 Annual Meeting of Stockholders, thereby replacing the incumbent Class II director. If elected, I will constitute a minority of the Board and there can be no guarantee that I will be able to implement the actions that I believe are necessary to unlock shareholder value. However, I believe that my election is an important step in the right direction for enhancing long-term value at the Company. This Proxy Statement is soliciting proxies to elect me as a director in opposition to one of the incumbent directors. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement.

THE NOMINEE

The following information sets forth my name, age, business address, present principal occupation, and employment for the past five years. My nomination was made in a timely manner and in compliance with the applicable provisions of the Company's governing instruments. I am a citizen of the United States.

Jerald A. Hammann, age 48, attended the University of Houston on a full academic scholarship, graduating summa cum laude in 1992 with a business degree with concentrations in accounting and finance. He began his professional career with the Minneapolis offices of Arthur Andersen, at the time the world's largest professional services firm. The majority of his clients were in the medical, healthcare, and health insurance industries, where he provided services most frequently as an auditor, corporate financial consultant, or mergers and acquisitions consultant. He retains an inactive license as a Certified Public Accountant. Subsequent to his employment with Arthur Andersen, he consulted with many of our nation's largest healthcare providers, helping them grow and/or improve their graduate medical education and healthcare research operations. His most recent clients from the last five years have included: Lee Health (Ft. Myers, FL), Mercy Health (Cincinnati, OH), University of the Incarnate Word (San Antonio, TX), Multicare Health System (Tacoma, WA), and Honor Health (Scottsdale, AZ). Natives of Los Angeles will also recognize Cedars-Sinai Medical Center among his past clients. Mr. Hammann also served on the Board of Directors for a non-profit organization, Gilda's Club Twin Cities, for approximately 10 years, from 2009 to 2018. Gilda's Club Twin Cities is a cancer support community. Mr. Hammann is also an avid sailor.

While all of the above-described education and work experience is directly-relevant to my qualifications to serve on the Company's Board, I will highlight two aspects described above. Centurion BioPharma is one of the few remaining assets which the Company itself actually controls. First, my work in healthcare research operations has provided me with great insight into the behind-the-scenes operational activities that lead to successful clinical trial activity in a hospital or clinic environment. If Centurion BioPharma is to be a successful Company-led enterprise, this experience will be incredibly valuable. Second, my work in the area of healthcare strategy may provide the intellectual framework for assisting the Company in determining whether Centurion BioPharma should be a Company-led enterprise or whether its chances of success may be improved through alignment with another organization.

I nominated myself to serve on the Company's Board for the purpose of offering Shareholders an alternative choice to the incumbent candidate. Many shareholders may choose to vote for me on this basis alone. However, I hope that other Shareholders will recognize that being an alternative choice is not the limit of my appeal. I am highly qualified to serve on the Company's Board.

As of the date hereof, I beneficially own a total of 43,703 shares of CytRx Corporation Common Stock. During the past two (2) years, I entered into one transaction on January 14, 2020, to purchase 3,000 shares of the Common Stock. The shares of Common Stock purchased were purchased in the open market with retirement investment funds.

I presently am, and if elected as a director of the Company, would be, an 'independent director' within the meaning of (i) applicable New York Stock Exchange ('NYSE') listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, I acknowledge that no director of an NYSE listed company qualifies as 'independent' under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, I acknowledge that if I am elected, the determination of my independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. I am not a member of the Company's compensation, governance, or audit committee and therefore have not been determined to be independent under any such committee's applicable independence standards.

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I do not expect that I will be unable to stand for election, but, in the event I am unable to serve, or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's organizational documents and applicable law. The Company's Bylaws do not expressly provide for substitute nominations, either for the Company or for a nominating shareholder. However, the Company's Proxy Statement reserves the right of substitution. It is nonetheless anticipated, should a substitute nominee be necessary, and should that nominee not have previously disclosed his or her identity in accordance with the bylaws, that I will need the Company's consent or a court order to effect the substitution.

In addition, I reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying my nomination, to the extent this is not prohibited under the Company's organizational documents and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). I reserve the right to nominate additional person(s), to the extent this is not prohibited under the Company's organizational documents and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to my position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company's corporate machinery.

I STRONGLY URGE YOU TO VOTE 'FOR' MY ELECTION IN THE CLASS II ELECTION ON THE ENCLOSED WHITE PROXY CARD. IF YOU ELECT TO VOTE USING THE ENCLOSED WHITE PROXY CARD, YOU WILL BE DISENFRANCHISED FROM VOTING IN THE CLASS I ELECTION.

PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF WEINBERG & COMPANY AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2020

As discussed in further detail in the Company's proxy statement, the Company has proposed that the shareholders ratify the Audit Committee's appointment of Weinberg & Company as the Company's independent registered public accounting firm for fiscal 2020. The Company's proxy statement further states that if the shareholders do not ratify the appointment of Weinberg & Company LLP, the selection of such firm as the Company's independent registered public accounting firm will be reconsidered by the Audit Committee.

I RECOMMEND A VOTE 'AGAINST' THE RATIFICATION OF THE APPOINTMENT OF WEINBERG & COMPANY AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL 2020.

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VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, I believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Hammann to the Class II Director position, AGAINST the ratification of Weinberg & Company as the Company's independent registered public accounting firm of the Company for fiscal 2020, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company's proxy statement for the Annual Meeting, the current Board intends to nominate two (2) candidates for election at the Annual Meeting with terms expiring at the 2022 (the 'Class I Director') and 2023 (the 'Class II Director') Annual Meetings. This Proxy Statement is soliciting proxies to elect me as a director in opposition to the incumbent Class II director. Shareholders who vote on the enclosed WHITE proxy card will not have the opportunity to vote 'FOR' the candidate who has been nominated by the Company for the Class I Director Position. Shareholders will therefore NOT be able to vote for the total number of directors up for election at the Annual Meeting. Under applicable proxy rules I am required either to solicit proxies only for myself, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company's nominees, or to solicit for myself while also allowing shareholders to vote for fewer than all of the Company's nominees, which enables a shareholder who desires to vote for me to also vote for certain of the Company's nominees. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. However, since I would otherwise recommend a 'Withhold' vote relative to the Company's Class I Director nominee, and since according to the Company's proxy statement, only 'For' votes will be counted in tabulating the voting results, I have elected to solicit proxies only for myself.

IF YOU ELECT TO VOTE USING THE ENCLOSED WHITE PROXY CARD, YOU WILL BE DISENFRANCHISED FROM VOTING IN THE CLASS I ELECTION.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting will constitute a quorum and permit the Company to conduct business at the Annual Meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions, however, will not be considered a vote cast with respect to any proposal. Shares represented by 'broker non-votes' also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a 'broker non-vote'). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

14

A broker non-vote occurs when brokers, banks, or other nominees holding shares for a beneficial owner have discretionary authority to vote on 'routine' matters brought before a shareholder meeting, but the beneficial owner of the shares fails to provide the broker, bank, or other nominee with specific instructions on how to vote on any 'non-routine' matters brought to a vote at the shareholder meeting. Under the rules of the NYSE governing brokers' discretionary authority, because I anticipate that you will receive proxy materials from or on behalf of both the Company and me, brokers, banks, and other nominees holding shares in your account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether 'routine' or not. Accordingly, if you are a beneficial owner, if you do not submit any voting instructions to your broker, bank, or other nominee, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meetings.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for director elections. As a result of my nomination, the director election for one director position at the Annual Meeting will be contested, so the nominee receiving the highest number of affirmative votes in each of the Class I and Class II Director elections will be elected as directors of the Company. With respect to the election of directors, only votes cast 'FOR' a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one (1) or more nominees will result in those nominees receiving fewer votes but will not count as votes against the nominees.  Neither a withhold vote nor a broker non-vote will count as a vote cast 'FOR' or 'AGAINST' a director nominee.  Therefore, withhold votes will have no direct effect on the outcome of the election of directors.

Ratification of the Appointment of Accounting Firm ─ According to the Company's proxy statement, assuming that a quorum is present, the affirmative vote of the holders of a majority of the Common Stock represented in person or by proxy and entitled to vote on each such matter will be required for approval of the selection of Weinberg & Company as the Company's independent registered public accounting firm for fiscal 2020. The Company has indicated that abstentions will not be counted as votes cast either in favor of or against the proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with my recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to me at the address set forth within this Proxy Statement or to the Company at 11726 San Vicente Blvd, Ste 650, Los Angeles, CA 90049 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, I request that either the original or photostatic copies of all revocations be mailed to me at the address set forth within this Proxy Statement so that I will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, I may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Hammann. Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements. The Nominee may make solicitations of proxies but, except as described herein, will not receive compensation for acting as a director nominee.

I will pay all costs of the Solicitation. I will seek reimbursement from the Company of all expenses incurred in connection with the Solicitation and will submit the question of such reimbursement to a vote of shareholders of the Company. The expenses incurred by me to date in furtherance of, or in connection with, the Solicitation are less than $100. I cannot anticipate my total expenses as I have never solicited proxies before.

ADDITIONAL PARTICIPANT INFORMATION

I am the proxy solicitor. My principal business is not investing in securities. I am a citizen of the United States.

My address is 1566 Sumter Ave. N. Minneapolis, MN 55427.

As of the date hereof, I beneficially own a total of 43,703 shares of CytRx Corporation Common Stock.

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The securities of the Company purchased by me were purchased with investment funds in open market purchases.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) I do not directly or indirectly beneficially own any securities of the Company; (iii) I do not own any securities of the Company which are owned of record but not beneficially; (iv) I have not purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by me is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) I am not, or within the past year was not, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of mine owns beneficially, directly or indirectly, any securities of the Company; (viii) I do not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) I or any of my associates were not a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, and are not a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) neither me nor any of my associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) I have no substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) I hold no positions or offices with the Company; (xiii) I do not have a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and, (xiv) no company or organization, with which I have been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which I or any of my associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to me, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

Notwithstanding the above statements, the Company and I are currently involved in a dispute relating to the timing of the Company's acknowledgement of the validity of my candidacy for a director position. Pursuant to the Company's Bylaws Art. 2, Sec. 2, '[t]he Secretary of the corporation shall notify a stockholder in writing whether such stockholder's nomination has been made in accordance with the time and information requirements of this Section 2.' On February 18, 2020, I mailed my nomination to the Secretary of the corporation. The Company provided this notice in writing on June 18, 2020, four months later and after the Company's Proxy Statement was provided to me. I believe that the delay in providing a response to my nomination represents a material breach of the Bylaws.

In addition, Pursuant to the Delaware Corporate Records Statute, while it does not expressly state a time requirement for the production of records, it does require a reply to a demand for production within 5 business days. 8 Del. C. Sec. 220(c). The Company affirmatively responded to my third Demand for Inspection pursuant to 8 Del. C. Sec. 220 dated February 12, 2020, (the "Records Request"). While four months have since transpired, I have not yet received all of the documents requested in the Records Request. Among the documents I requested that the Company has not provided is a list of the Company's stockholders. Having the Company's stockholder list would better enable me to wage the present proxy contest with the Company. I believe that the failure to timely produce documents pursuant to the Corporate Records Statute represents a material violation of the Delaware Corporate Records Statute.

I requested that the Company voluntarily reschedule the date of the Shareholder Meeting and provide the documents requested in the Records Request. The Company consented to postponing the Shareholder Meeting and has represented that it will produce additional documents responsive to my Records Request by August 14, 2020. In order to enforce my rights pursuant to the Company's Bylaws and the Delaware Corporate Records Statute, it may be necessary for me to take legal action against the Company prior to the date of the rescheduled Shareholder Meeting.

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OTHER MATTERS AND ADDITIONAL INFORMATION

I am unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which I am not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of 'householding' proxy statements, annual reports, and notices of Internet availability of proxy materials. This means that only one copy of this Notice of Internet Availability of Proxy Materials may have been sent to multiple shareholders in your household. I will promptly deliver a separate copy of the document to you if you write to me at the following address or phone number: 1566 Sumter Ave. N. Minneapolis, MN 55427 or call toll free at (800) 246-4238. If you want to receive separate copies of my proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact me at the above address and phone number. Security holders sharing an address can also request delivery of a single copy of annual reports to security holders, proxy statements, or Notices of Internet Availability of Proxy Materials if they are receiving multiple copies of annual reports to security holders, proxy statements, or Notices of Internet Availability of Proxy Materials. You may use the above address and phone number to make such a request.

SHAREHOLDER PROPOSALS

According to the Company's proxy statement for the Annual Meeting, any proposals of shareholders which are intended to be presented at the 2021 Annual Meeting must be received by the Corporate Secretary at the Company's corporate offices on or before [__________], 2021, to be eligible for inclusion in the Company's 2021 proxy statement and form of proxy. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at the 2021 Annual Meeting without inclusion of that proposal in the Company's 2021 proxy materials and written notice of the proposal is not received by the Corporate Secretary at the Company's corporate offices on or before [__________], 2021, or if the Company meets other requirements of the SEC rules, proxies solicited by the Board for the 2021 Annual Meeting will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting.

STOCKHOLDER NOMINATION OF DIRECTORS

According to the Company's proxy statement for the Annual Meeting, shareholders may nominate director candidates directly, as opposed to merely recommending a director candidate to the Board of Directors. Any shareholder nominations must comply with the requirements of the Company's Restated Bylaws and should be addressed to: Corporate Secretary, CytRx Corporation, 11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049. The deadline for such nominations is the same as the deadline for stockholder proposals submitted under SEC Rule 14a-8, as discussed immediately above.

INCORPORATION BY REFERENCE

I HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

________________

Your vote is important.  No matter how many or how few shares you own, please vote to elect the Nominee by marking, signing, dating and mailing the enclosed WHITE proxy card promptly.

Dated: July 27, 2020

JERALD HAMMANN

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale
Purchase of Common Stock (Jerald Hammann)	3,000	01/14/20

I-1

SCHEDULE II

The following table is reprinted from the Company's definitive proxy statement filed with the Securities and Exchange Commission on June 12, 2020:

	Shares of Common Stock
Name of Beneficial Owner	Number		Percent
Named Executive Officers and Directors
Louis Ignarro, Ph.D.	872,427	(1)	2.6%
Steven A. Kriegsman	4,820,643	(2)	14.3%
Earl W. Brien, M.D.	590,247	(3)	1.8%
Joel Caldwell	510,000	(4)	1.5%
John Y. Caloz	590,275	(5)	1.8%
All executive officers and directors as a group (five persons)	7,383,592	(6)	22.0%

Name and Address of 5% Beneficial Owners
ImmunityBio, Inc. 9920 Jefferson Blvd. Culver City, CA 90232	1,969,697		5.9%

(1)	Includes 870,238 shares subject to options or warrants.
(2)	Includes 3,945,931 shares subject to options or warrants.
(3)	Includes 580,000 shares subject to options or warrants.
(4)	Includes 510,000 shares subject to options or warrants.
(5)	Includes 589,518 shares subject to options or warrants.
(6)	Includes 6,495,687 shares subject to options or warrants.

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give me your proxy 'FOR' my election and in accordance with my recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

•	SIGNING the enclosed WHITE proxy card;
•	DATING the enclosed WHITE proxy card; and
•	MAILING the enclosed WHITE proxy card TODAY.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact me at the address set forth below.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of my proxy materials,

NoticePapers

www.noticepapers.com

1566 Sumter Ave. N.

Minneapolis, MN 55427

Shareholders call toll-free at (800) 246-4238 or (612) 290-7282

Email: mail@noticepapers.com

WHITE PROXY CARD

PRELIMINARY COPY
DATED July 27, 2020

CYTRX CORPORATION

2020 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF JERALD HAMMANN

THE BOARD OF DIRECTORS OF CYTRX CORPORATION
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Jerald Hammann, agent with full power of substitution to vote all shares of Common Stock of CytRx Corporation (the 'Company') which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company scheduled to be held at such time and place as to be determined (including any adjournments or postponements thereof and any meeting called in lieu thereof, the 'Annual Meeting').

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named proxy, his substitute, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named proxy or his substitute with respect to any other matters as may properly come before the Annual Meeting that are unknown to him a reasonable time before this solicitation, each of whom are deemed participants in this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED 'FOR' THE CLASS II NOMINEE LISTED BELOW IN PROPOSAL 1, AND 'AGAINST' PROPOSAL 2.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the solicitation of proxies for the Annual Meeting by Jerald Hammann.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

I STRONGLY RECOMMEND THAT SHAREHOLDERS VOTE 'FOR' THE CLASS II NOMINEE LISTED BELOW IN PROPOSAL 1 AND RECOMMEND THAT SHAREHOLDERS VOTE 'AGAINST' PROPOSAL 2.

1.	My proposal to elect Jerald Hammann to the Board to serve as a Class II director with a term expiring at the 2023 Annual Meeting of shareholders until his successor is duly elected and qualified.
		FOR	WITHHOLD AUTHORITY
Class II Director:	Jerald Hammann	☐	☐

I do not expect that I will be unable to stand for election, but, in the event that I am unable to serve or for good cause will not serve, the shares of voting stock represented by this proxy card will be voted for substitute nominee(s) to the extent this is not prohibited under the Bylaws and applicable law. In addition, I have reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of voting stock represented by this proxy card will be voted for such substitute nominee(s).

I intend to use this proxy to vote 'FOR' Jerald Hammann. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if I am elected.

NOTE: If you do not wish for your shares to be voted 'FOR' a particular nominee, mark the 'WITHHOLD' box. If you do not mark the Proxy Card in relation to Proposal 1, I will vote it 'FOR' the proposal. IF YOU ELECT TO VOTE USING THE ENCLOSED WHITE PROXY CARD, YOU WILL BE DISENFRANCHISED FROM VOTING IN THE CLASS I ELECTION.

2.	The Company's proposal to ratify the appointment of Weinberg & Company as the independent registered public accounting firm for fiscal 2020.
☐	FOR	☐	AGAINST	☐	ABSTAIN

NOTE: If you do not mark the Proxy Card in relation to Proposal 2, I will vote it 'AGAINST' the proposal.

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.